Exhibit 99.2

KE Holdings Appoints New Directors

BEIJING, China, August 11, 2021 — KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today announced the appointment of Mr. XU Tao, the Company’s chief financial officer, as an executive director of its board of directors (the “Board”), and the appointment of Mr. ZHU Hansong as an independent director of the Board, effective immediately, based on the recommendations of the nominating and corporate governance committee of the Board. The Board also appointed Mr. ZHU Hansong as a member of the compensation committee of the Board and a member of the audit committee of the Board. At the same time, Mr. PENG Yongdong stepped down as a member of the compensation committee of the Board, and Mr. XU Wangang stepped down as a member of the audit committee of the Board. Mr. PENG Yongdong will continue to serve as the chairman of the Board and the chief executive officer of the Company, and Mr. XU Wangang will continue to serve as an executive director of the Board and the chief operating officer of the Company.

Mr. ZHU Hansong serves as an independent director for Kidswant Children Products Co., Ltd since March 2020 and for Missfresh Limited (NASDAQ: MF) since June 2021. Mr. ZHU worked for Goldman Sachs from June 2000 to December 2019. Before retiring from Goldman Sachs late 2019, Mr. ZHU was the co-head of China Investment Banking, head of Industrial and Natural Resources Group in Asia Ex-Japan and chief executive officer of Goldman Sachs Gao Hua Securities Company Limited. He is a member of the Asia Pacific Commitments Committee and Investment Banking Division Client and Business Standards Committee. Mr. ZHU joined Goldman Sachs as an associate in 2000, and was named managing director in 2005 and partner in 2008. Prior to joining Goldman Sachs, Mr. ZHU worked at China International Capital Corporation Limited from 1995 to 2000. Mr. ZHU received his bachelor’s degree in economics from Nanjing University and master’s degree in economics from Peking University.

“We are excited to welcome Mr. XU Tao and Mr. ZHU Hansong to our Board,” said Mr. PENG Yongdong, chairman and chief executive officer of Beike, “Mr. XU Tao is an insightful and experienced leader and has years of outstanding service at Beike. The Board is pleased to work with Mr. XU as our new executive director and confident that he will continue to bring value to our Board. Mr. ZHU’s sophisticated understandings about China’s macro economy and policy, as well as his extensive experience in financial institutions and capital market operations will provide invaluable perspectives to our corporate and capital market development. We look forward to working with Mr. ZHU and having his help guide our company moving forward.”

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation, real estate financial solutions, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With 20 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “confident,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the remarks made by the management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike or its management may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

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